FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc

Copies of the following documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the address shown below:

  Annual Report and Accounts for the year ended 31 December 2002
  Annual Review for the year ended 31 December 2002
  Notice of Annual General Meeting for 2003
  Letter to Shareholders dated 1 April 2003 re Scrip Dividend Scheme and payment of dividends in United States Dollars and Hong Kong Dollars
  Form of Election in respect of the second interim dividend for 2002
  Notice of Annual General Meeting for 2003
  Form of Proxy for the 2003 Annual General Meeting

The Annual Report and Accounts, Annual Review, Notice of Annual General Meeting for 2003 and Letter to Shareholders are also available on the Company's website www.hsbc.com

UK Listing Authority, Document Viewing Facility:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. (0)20 7676 1000

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 01, 2003